UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

UPLIFT NUTRITION, INC.

(Exact name of registrant as specified in its corporate charter)

NEVADA	000-52890	20-4669109
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 W Hwy 316, Citra, FL 32113
(Address of principal executive offices)

Registrant’s telephone number, including area code: 352-595-2970

UPLIFT NUTRITION, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

March 11, 2016

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF Uplift Nutrition, INC.

INTRODUCTION

This Information Statement (this “Information Statement”) is being mailed on or about March 16, 2016 to the holders of record at the close of business on February 22, 2016 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Uplift Nutrition, Inc., a Nevada corporation (“we”, “us”, “our”, “Uplift” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with all anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until the date 10 days following the mailing of this Information Statement (the “Schedule 14 Information Statement Effective Date”).

THE TRANSACTIONS

Stock Purchase Agreement

Pursuant to certain Stock Purchase Agreement dated as of March 10, 2016 (the “SPA”), Bharti Brahmbhatt, Bimal Brahmbhatt, Leon Frenkel, Donald Papcy and Robert Karsten (“Purchasers”), who were holders of promissory notes in a collective principal amount of $415,000 issued by MCB Network, Corp., a Texas corporation (“MCB” or “Seller”), purchased a total of 9,476,150 shares of Common Stock of the Company from MCB in exchange for the promissory notes. Prior to the consumption of the transaction contemplated under the SPA, MCB beneficially owned a total of 42,476,150 shares of the Company’s common stock.

1

Cancellation of Irrevocable Proxy and Lock-Up Agreements

Pursuant to Proxy Cancellation Notices dated as of March 11, 2016 (each, a “Cancellation Notice”), that certain Irrevocable Proxy and Lock-Up Agreements dated as of July 2015 (each, a “Proxy Agreement”) were cancelled. Accordingly, the proxies granted under the Proxy Agreement by certain shareholders of the Company to Sharon Will, the Company’s then President and Director, and the control person of MCB, which entitled Ms. Will the right to vote an aggregate of 42,476,150 shares of the Company’s common stock, were deemed cancelled, effective as of the date of the Cancellation Notices. Accordingly, the shareholders who executed the Proxy Agreements and granted the proxies thereunder are now deemed the beneficial owners of the 42,476,150 shares of the Company’s common stock.

Pursuant to the terms of the SPA and Cancellation Notices, Ms. Will no longer beneficially owns 42,476,150 shares (90.58%) of the Company’s common stock.

For more information regarding the Proxy Agreements, please refer to Schedule 14f-1 filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 7, 2015.

Anticipated Change of Board and Directors

On February 4, 2016, Ms. Will tendered her resignation as the Company’s Director, President, Secretary and Treasurer, while Mr. Fred Richman tendered his resignation as the Company’s Director. On February 4, 2016, Sean Martin was appointed as the Chief Executive Officer and sole Director of the Company. Mr. Martin assumed his position as Chief Executive Officer of the Company effective on the date of his appointment and intends to accept his appointment as a Director of the Company effective as of the Schedule 14 Information Statement Effective Date.

Ms. Will and Mr. Richman were the two sole directors on the Company’s board of directors. Their resignations, as well as the appointment of Mr. Martin onto the board of directors, once effective, will result in a change in a majority of the Company’s board of directors.

It is expected that Mr. Martin will appoint an additional officer and an additional director to the Board at such time as his appointment as a Director becomes effective.

Discontinuation of the Registration of Current Business

The Company expects to acquire another business and has discontinued its current business of marketing and selling the products Gray to Great and Mitigator® on-line through its website, www.upliftnutritioninc.com. Gray-to-Great is a product which reduces or eliminates gray hair. Mitigator® is a topical anti-sting, anti-itch and anti-bite product. Reference is made to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 for a more detailed description of these products. All previous registered trademarks and trade names relative to the Company’s various energy drinks and its energy spray, none of which are currently being actively marketed, are owned by the Company including, but not limited to, the Company’s ownership of various websites and website domains, some of which are no longer active.

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NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

ANTICIPATED CHANGE OF CONTROL OF BOARD OF DIRECTORS

On the Schedule 14 Information Statement Effective Date, Mr. Martin will be deemed automatically appointed to the Board. The resignations of Ms. Will and Mr. Richman were not the result of any disagreement with the Company. This change in the composition of the Board will result in a change in control of the Board.

To the best of the Company’s knowledge, except as set forth in this Information Statement, Mr. Martin is not currently a director of the Company, does not hold any previous position with the Company, has not been involved in any transactions with the Company and/or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC, and is not a “bad actor” pursuant to Rule 506 of Regulation of the Securities Act of 1933, as amended (the “1933 Act”). In addition, to the best of the Company’s knowledge, none of the anticipated incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the of Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to shareholders of record on the Record Date of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of Directors of the Company described elsewhere herein will not occur until the Scheduled 14 Information Statement Effective Date

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of stockholders. As of the Record Date, the Company had 46,892,597 shares of Common Stock, issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

As a result of the (i) the sale of 9,476,150 shares of restricted common stock of the Company to the Purchasers by MCB; and (ii) cancellation of the proxies to vote 42,476,150 shares of restricted common stock granted to Ms. Will, Ms. Will no longer has voting control of the Company.

(a)	Prior to the Closing of the Transactions

The following table and footnotes thereto sets forth the number of shares of Common Stock beneficially owned immediately prior to the closing of the transactions contemplated under the SPA and Cancellation Notices by (i) each director and named executive officer of the Company, (ii) each person known by the Company to be the beneficial owner of more than 5% of its issued and outstanding shares of Common Stock, and (iii) all named executive officers and directors of the Company as a group. In calculating any percentage in the following table of Common Stock beneficially owned by one or more persons named therein, the following table assumes 46,892,597 shares of Common Stock issued and outstanding prior to the closing of the transactions contemplated under the SPA and Cancellation Notices. Except for the proxies granted to Ms. Will with regard to the voting right of all 42,476,150 shares of common stock (including 9,476,150 shares owned by MCB and 33,000,000 shares owned by other stockholders) and/or unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this Information Statement, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of each person and/or entity named in the following table is: c/o MCB Networks, Corp., 1201 West 5th Street (M-160), Los Angeles, California 90017.

Name	Title	Number of Shares of Common Stock Beneficially Owned Immediately Following the Closing of the Transaction	Percentage of Common Stock Beneficially Owned Immediately Following the Closing of the Transaction[1]
CURRENT DIRECTORS AND EXECUTIVE OFFICERS AND TO BE APPOINTED DIRECTORS AND EXECUTIVE OFFICERS
Sharon D. Will[2]	Director, President, Treasurer and Secretary	42,476,150	90.58%
Fred Richman[3]	Director	42,476,150	90.58%
ALL CURRENT AND TO BE APPOINTED EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (2 persons)	___	42,476,150	90.58%
5% OR GREATER STOCKHOLDERS
MCB Network, Corp[4]	___	42,476,150	90.58%
Leon Frenkel[5]	___	5,000,000	10.66%
Sean C. Martin[6]	___	13,800,000	28.15%
Michael Freedman[7]	___	4,100,000	8.74%

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[1] Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.

[2] Consists of (i) 9,476,150 Shares purchased by MCB pursuant to a stock purchase agreement dated as of June 4, 2015, and (ii) 33,000,000 shares in the aggregate issued to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and Williams Note pursuant to the Cowle NPA dated as of June 4, 2015 and the Williams NPA dated as of June 4, 2015. Stockholders of such 42,476,150 shares granted to Ms. Will an Irrevocable Proxy to vote such shares for the time period set forth in the Irrevocable Proxy. (References are made to a Current Report on Form 8-K filed by the Company with the SEC on June 12, 2015. Capitalized terms not defined hereunder have the same meanings as disclosed in the Form 8-K.) Ms. Will disclaims beneficial ownership of all such 42,476,150 shares. Ms. Will may be deemed a control person of MCB and of the Registrant.

[3] Consists of (i) 9,476,150 Shares purchased by MCB pursuant to a stock purchase agreement dated as of June 4, 2015, and (ii) 33,000,000 shares in the aggregate issued to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and Williams Note pursuant to the Cowle NPA dated as of June 4, 2015 and the Williams NPA dated as of June 4, 2015. Mr. Richman disclaims beneficial ownership of all such 42,476,150 shares, except 2,000,000 shares of Common Stock issued to Mr. Richman by the Company upon the automatic conversion of Mr. Richman’s $10,600 portion of the Williams Note pursuant to the Williams NPA. Mr. Richman granted to Ms. Will an Irrevocable Proxy on all such 2,000,000 shares. Mr. Richman is a Director of MCB, and, as a result, may be deemed a control person of MCB; and as Mr. Richman is a Director of the Company, he may be deemed a control person of the Company.

[4] Consists of (i) 9,476,150 Shares purchased by MCB pursuant to a stock purchase agreement dated as of June 4, 2015, and (ii) 33,000,000 shares in the aggregate issued to the Cowle Note Purchasers and the Williams Note Purchasers upon the automatic conversion of the Cowle Note and Williams Note pursuant to the Cowle NPA dated as of June 4, 2015 and the Williams NPA dated as of June 4, 2015. Stockholders of such 42,476,150 shares granted to Ms. Will an Irrevocable Proxy on all such 42,476,150 shares. Ms. Will may be deemed a control person of the Company and MCB. Other than the 9,476,150 shares, MCB disclaims beneficial ownership of any other securities of the Company.

[5] The Company issued such 5,000,000 shares to Mr. Frenkel upon the automatic conversion of Mr. Frenkel’s $15,000 portion of the Cowle Note pursuant to the Cowle NPA. Pursuant to an Irrevocable Proxy, Mr. Frenkel granted Ms. Will voting rights to all such 5,000,000 shares. Mr. Frenkel also purchased and owns 250,000 shares of common stock and common stock purchase warrants to purchase 125,000 shares of common stock of MCB. Based upon information provided by such person, the address of such person is 1600 Flat Rock Road, Penn Valley, PA 19072.

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[6] The Company issued such 13,800,000 shares to Mr. Martin upon the automatic conversion of Mr. Martin’s $41,400 portion of the Cowle Note pursuant to the Cowle NPA. Pursuant to an Irrevocable Proxy, Mr. Martin granted Ms. Will voting rights to all such 13,800,000 shares. Based upon publicly available information, Mr. Martin is licensed by FINRA as a Series 7 general securities representative and a Series 24 general securities representative and is currently employed by Cova Capital Partners LLC (“CCP”), a FINRA member broker/dealer as a general securities principal. CCP was the broker/dealer for MCB’s private placement pursuant to which MCB raised, among other additional funds, the funds used by MCB to purchase the 9,476,150 Shares from the 3 sellers and paid to CCP through the date hereof, $41,500 in commissions and issued to it warrants to purchase 33,200 shares of MCB common stock in connection with such MCB private placement. Based upon information provided by such person, the address of such person is 61 Larbert Road, South Port, Connecticut 06890.

[7] The Company issued such 4,100,000 restricted shares to Mr. Freedman upon the automatic conversion of Mr. Freedman’s (i) $5,623 portion of the Cowle Note (1,700,000 shares), and (ii) $11,311 portion of the Williams Note (2,400,000 shares) upon the closing of the Transaction pursuant to the Cowle NPA and the Williams NPA, respectively. Pursuant to Irrevocable Proxies, Mr. Freedman granted Ms. Will voting rights to all such 4,100,000 shares. Based upon information provided by such person, the address of such person is 394 White Birch Lane, Jericho, New York 11753.

(b)	Following the Closing of the Transactions

The following table and footnotes thereto sets forth information regarding the number of shares of Common Stock beneficially owned immediately following the closing of the transactions contemplated under the SPA and Cancellation Notices by (i) each director and named executive officer of the Company, (ii) each person known by the Company to be the beneficial owner of 5% or more of its issued and outstanding shares of Common Stock, and (iii) all named executive officers and directors of the Company as a group. In calculating any percentage in the following table of Common Stock beneficially owned by one or more persons named therein, the following table assumes 46,892,597 shares of Common Stock issued and outstanding immediately following the closing of the transaction. Unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this Information Statement, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of each person and/or entity named in the following table is: 500 W Hwy 316, Citra, FL 32113.

Name	Title	Number of Shares of Common Stock Beneficially Owned Immediately Following the Closing of the Transaction	Percentage of Common Stock Beneficially Owned Immediately Following the Closing of the Transaction[1]
CURRENT DIRECTORS AND EXECUTIVE OFFICERS AND TO BE APPOINTED DIRECTORS AND EXECUTIVE OFFICERS
Sean C. Martin [2]	Director and Chief Executive Officer	13,800,000	29.43%
ALL CURRENT AND TO BE APPOINTED EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (1 person)	___	13,800,000	29.43%
5% OR GREATER STOCKHOLDERS
Leon Frenkel[3]	___	5,000,000	10.66%
Sean C. Martin[2]	___	13,800,000	29.43%
Michael Freedman[4]	___	4,100,000	8.74%

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[1] Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement.

[2] The Company issued such 13,800,000 shares to Mr. Martin upon the automatic conversion of Mr. Martin’s $41,400 portion of the Cowle Note on the closing date of the Transaction pursuant to the Cowle NPA. Pursuant to an Irrevocable Proxy, Mr. Martin granted Ms. Will voting rights to all such 13,800,000 shares. Based upon publicly available information, Mr. Martin is licensed by FINRA as a Series 7 general securities representative and a Series 24 general securities representative and is currently employed by Cova Capital Partners LLC (“CCP”), a FINRA member broker/dealer as a general securities principal. CCP is the broker/dealer for MCB’s private placement pursuant to which MCB raised, among other additional funds, the funds used by MCB to purchase the 9,476,150 Shares from the 3 Sellers pursuant to the SPA and paid to CCP through the date hereof, $41,500 in commissions and issued to it warrants to purchase 33,200 shares of MCB common stock in connection with such MCB private placement. Based upon information provided by such person, the address of such person is 61 Larbert Road, South Port, Connecticut 06890.

[3] The Company issued such 5,000,000 shares to Mr. Frenkel upon the automatic conversion of Mr. Frenkel’s $15,000 portion of the Cowle Note on the closing of the Transaction pursuant to the Cowle NPA. Mr. Frenkel also purchased and owns 250,000 shares of common stock and common stock purchase warrants to purchase 125,000 shares of common stock of MCB. Based upon information provided by such person, the address of such person is 1600 Flat Rock Road, Penn Valley, PA 19072.

[4] The Company issued such 4,100,000 restricted shares to Mr. Freedman upon the automatic conversion of Mr. Freedman’s (i) $5,623 portion of the Cowle Note (1,700,000 shares), and (ii) $11,311 portion of the Williams Note (2,400,000 shares) upon the closing of the Transaction pursuant to the Cowle NPA and the Williams NPA, respectively. Based upon information provided by such person, the address of such person is 394 White Birch Lane, Jericho, New York 11753.

Voting control of the Company changed on the closing of the transactions contemplated under the SPA and Cancellation Notices by virtue of (i) the sale of 9,476,150 shares of restricted common stock of the Company to the Purchasers by MCB; and (ii) cancellation of the proxies to vote 42,476,150 shares of restricted common stock granted to Ms. Will. Ms. Will’s resignation as Director, President, Secretary and Treasurer and Mr. Richman as a Director of the Company became effective on February 4, 2016. On the same day, Mr. Martin was appointed as the Chief Executive Officer of the Company, effective immediately. Mr. Martin shall become the sole director of the Board as of the Schedule 14F Information Statement Effective Date.

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PREVIOUS CHANGE OF CONTROL

On July 7, 2015, the Company filed a Schedule 14f-1 to disclose a change of voting control of the Company. Other than as disclosed elsewhere herein, to the Company’s knowledge, there was no agreement or understanding among members of the former and new control groups. Following the closing of the transactions contemplated under the SPA and Cancellation Notices, there has not been any arrangement known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change of control of the Company.

DIRECTORS AND OFFICERS

Sharon Will and Fred Richman resigned from all of their respective positions within the Company including as directors on the Board and officers, effective as of February 4, 2016; on the same day, Sean Martin was appointed as Chief Executive Officer of the Company. Mr. Martin’s appointment as sole director of the Board shall be effective as of the Schedule 14F Information Statement Effective Date. It is expected that Mr. Martin will appoint an additional officer and an additional director to the Board at such time as his appointment as a Director becomes effective.

The following sets forth certain information regarding the Company’s executive officers and directors prior to the resignations on February 4, 2016 and the persons anticipated to become executive officers and Directors following the Scheduled 14 Information Statement Effective Date. The Board is comprised of only one class of Directors.

(a)	Executive Officers and Directors Prior to the Resignations

Name	Age	Title
Sharon Will	57	President, Treasurer, Secretary and Director
Fred Richman	69	Director

Set forth below is summary information of the business experience of each director and executive officer of the Company listed in the above table.

Ms. Will, for over 20 years has been a private investor; and since co-founding MCB in approximately March 2013, she has been working full-time in various executive capacities with MCB, Based upon a representation letter from such person, such person is not a “Bad Actor” under Rule 506(d) of Regulation D of the 1933 Act.

Mr. Richman, since approximately 2011 has been a private investor; and prior to such time and from 1986, Mr. Richman started and built a dress and sport shirt company for men and boys named Assante Fashions (“Assante”). Assante manufactured shirts in Bulgaria, Cyprus and China, with fabrics from Italy, Switzerland, and Austria, warehoused the shirts in Brooklyn, New York and sold them throughout the United States, under the label “Phatt Farm”, which it licensed from a third party. In approximately 2011, Mr. Richman sold Assante. Based upon a representation letter from such person, such person is not considered a “Bad Actor” under Rule 506(d) of Regulation D of the 1933 Act.

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(b)	Anticipated Executive Officers and Directors

The following table sets forth certain information regarding the persons anticipated to become the Company’s directors and executive officers upon the Schedule 14 Information Statement Effective Date.

Name	Age	Title
Sean Martin	48	Chief Executive Officer and Director *

* Mr. Martin’s appointment as Chief Executive Officer of the Company became effective as of February 4, 2016, while his appointment as sole director of the Board shall be effective as of the Schedule 14F Information Statement Effective Date.

Set forth below is summary information of the business experience of each person anticipated to become a director and/or executive officer of the Company on the Schedule 14 Information Statement Effective Date listed in the above table. It is expected that Mr. Martin will appoint an additional officer and an additional director to the Board at such time as his appointment as a Director becomes effective.

Mr. Martin is a FINRA licensed registered representative and is a seasoned investment banking executive with over 25 years of capital markets experience. He has been the head of capital market teams for a multitude of investment banking and merchant banking operations, raising and structuring capital requirements for dozens of small and middle market companies. Mr. Martin has also been a board member for both public and private companies, advising on both capital raising and business opportunities across a diverse range of industries from biotechnology, metals and mining, healthcare, media and technology. He has been registered with COVA Capital Partners LLC, a FINRA registered broker-dealer, since November 2014, prior to which he had experience working with Ocean Cross Capital Markets LLC (08/2011 - 06/2013), Southridge Investment Group LLC (05/2009 - 08/2011) and TriPoint Global Equities, LLC (06/2007 - 12/2008). Mr. Martin holds FINRA Series 7, 63, and 79 licenses. Mr. Martin graduated from University of Vermont with a degree in Finance in 1990.

Family Relationships

There are no family relationships among our directors and executive officers.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our Common Stock, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of such filings. Based solely on our review of the copies received by us and/or posted on the SEC’s website, except for Fred Richman, our former director, we believe that all such Section 16(a) filing requirements have been timely met.

Director and Officer Liability Limitations

Our Articles and Bylaws, limit the personal liability of directors, officers and our shareholders to the full extent allowed by Nevada law.

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CORPORATE GOVERNANCE

The Board of Directors

As set forth in our Articles of Incorporation, as amended (the “Articles”) and Bylaws, copies of which are attached to our original Form 10-SB registration statement filed with the SEC in 2007, all directors of the Company hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Other than as disclosed in this Information Statement, to the knowledge of the Company, are no agreements with respect to the election of directors. The Company’s executive officers serve at the discretion of the Board.

We do not believe that any of our previous directors qualified as “independent directors” under the Nasdaq Stock Market’s listing standards, and Mr. Martin does not qualify as “independent directors” when he joins the Board on the Schedule 14 Information Statement Effective Date. Our Common Stock is traded on the OTC Markets’ “OTC Pink Current Information” tier (www.otcmarkets.com, under the symbol “UPNT.” The OTC Bulletin Board electronic trading platform does not maintain any standards regarding the “independence” of the directors for our Board and we do not believe we are subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have any and/or a majority of our directors be independent.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2015, the Board held one meeting, which was held in person. All directors attended the meeting of the Board.

Board Committees

Our Board has not established any Board committees.

Code of Ethics

The Board has not adopted a Code of Ethics and Business Conduct.

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DIRECTOR AND OFFICER COMPENSATION

During 2015 and 2014, none of our then officers or directors received any salary or any securities and/or any other form of compensation from the Company as bonuses, for compensation and/or for any other reason and none was entitled to any. The only officer or director who received compensation of any type or kind from the Company during 2015 or 2014 was Gary C. Lewis, our former Chairman of the Board, President, Chief Executive Officer and Chief Financial officer until September 2014, who the Board awarded 200,000 “restricted” shares as compensation for services rendered to the Company on or about February 11, 2014.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All other Compensation ($)	Total ($)
Geoff Williams	2015	___	___	___	___	___	-0-
(Chairman, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director)	2014	___	___	___	___	___	-0-

Rachel Winn	2015	___	___	___	___	___	-0-
(Director)	2014	___	___	___	___	___	-0-

Jessica Stove Rampton	2015	___	___	___	___	___	-0-
(Secretary, Treasurer, Officer and Director until July 2014)	2014	___	___	___	___	___	-0-

Gary C. Lewis	2015	___	___	___	___	___	-0-
(President, CEO, CFO and Chairman until September 2014)	2014	___	___	200,000	___	___	$2,000

Sharon D. Will	2015	___	___	___	___	___	-0-
(President, Treasurer, Secretary and Director)	2014	___	___	___	___	___	-0-

Fred Richman	2015	___	___	___	___	___	-0-
(Director)	2014	___	___	___	___	___	-0-

Stock Option, Compensation and Other Plans

The Company does not have and has not adopted any bonus, stock option, profit sharing, deferred compensation plan and/or any other similar plan. As provided in our Articles, however, we are authorized to do so without further shareholder approval, and, thus, we may do so in the future. As of the date of this Information Statement.

Director Compensation

The Company’s directors do not currently receive any compensation for serving as directors, of the Company, but may in the future based upon the reconstituted Board’s decision. Directors, however, are entitled reimbursement for out-of-pocket expenses incurred by them on behalf, or for the direct benefit, of the Company.

Employment Agreements

As of the date of this Information Statement, we have not entered into any employment and/or similar agreements with any director, executive officer and/or any officer of the Company.

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Certain Relationships and Related Party Transactions

Our Board of Directors is responsible for reviewing and approving, as appropriate, all transactions with related persons. Transactions between us and one or more related persons, including directors, officers or significant shareholders, may present risks or conflicts of interest or the appearance of conflicts of interest. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate so long as there is full disclosure of the interest of the related parties in the transaction and review and approval by disinterested directors (a majority of the directors if there are at such time no disinterested directors), to attempt to ensure there is a legitimate business reason for the transaction and that the transaction is fair to us and our stockholders. While we do not have a formal written policy with respect to the approval of related party transactions, it is the policy of the Board that all related party transactions be approved by a majority of the disinterested directors (or if no disinterested directors are then on the Board, by a majority of the Board), after disclosure to such directors of all material terms of the transactions and all the material facts as to the related person direct or indirect interest in, or relationship to, the related person transaction.

Commencing in October 2013, H.D. Williams (and/or entities controlled by him) made loans and/or advances to the Company evidenced by the Williams Note, which loans and/or advances accrued interest at the rate of eight (8%) percent per annum. In July 2014, H.D. Williams assigned to Mr. Cowle $60,000 aggregate principal amount of the Williams Note then issued and outstanding, which $60,000 assigned portion of the Williams Note was evidenced by the Cowle Note. As of the closing date of such transaction, aggregate principal amount of loans and/or advances made by H.D. Williams to the Company was $107,311.67 of which $60,000 and $47,311.67 were evidenced by the Cowle Note and the Williams Note, respectively; and accrued but unpaid interest on the Cowle Note and the Williams Note was as of such date $9,834 and $3,749.33, respectively, which amounts were added to the above aggregate principal amount of the Cowle Note and the Williams Note resulting in the aggregate principal amount of the Cowle Note and the Williams Note, on closing date of such transaction, being $69,834 and $51,061, respectively. On the closing date of the transaction contemplated under a stock purchase agreement and William SPA and Cowle SPA, the $120,895 combined aggregate principal amount of the Cowle Note and the Williams Note was sold to the Cowle Note Purchasers pursuant to the Cowle NPA and the Williams Note Purchasers pursuant to the Williams NPA, respectively, such Notes automatically converted into in the aggregate 33,000,000 shares of Common Stock and thereafter both Notes were cancelled. (Please refer to the Company’s Current Report on Form 8-K dated June 8, 2015; and filed with the SEC on June 12, 2015, which includes copies as Exhibits thereto, the stock purchase agreement, the Williams NPA, the Cowle NPA and the form of the Irrevocable Proxy and Lock-Up Agreement. Capitalized terms not defined in this paragraph have the same meanings as disclosed in the Form 8-K.)

Involvement in Certain Legal Proceedings

To the Company’s knowledge, there are no actions and/or proceedings against and/or threatened to which any current or anticipated director and/or officer of the Company, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Company, or any associate/affiliate of any such current and/or anticipated director, officer, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the SEC’s Public Reference Section at prescribed rates and may also be obtained from the web site that the SEC maintains at http://www.sec.gov. You may also call the SEC at 1-800-SEC-0330 for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UPLIFT NUTRITION, INC.

Dated: March 11, 2016	By:	/s/ Sean Martin
Name: Sean Martin
Title: Chief Executive Officer

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